October 19, 2009
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549-0306

Re:	Madison Square Garden, Inc. Registration Statement on Form 10 Filed On August 5, 2009 File No. 001-34434
Dear Mr. Spirgel:
This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated September 29, 2009, concerning the Registration Statement on Form 10 (the “Form 10”) of Madison Square Garden, Inc. (“the Company”).
The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to Amendment No. 1 to Form 10 as filed on September 21, 2009 and the page references in the responses refer to page numbers in the marked copy of the Information Statement filed as Exhibit 99.1 to Amendment No. 2 to the Form 10, as filed on October 19, 2009. The Company has, concurrently with the filing of this response letter, provided six marked copies of the Information Statement via messenger. All dollar amounts throughout the letter are in thousands unless specifically stated otherwise.
Combined Results of Operations, page 77
Business Segment Results, page 80
1.	We note your response to comment 16 in our letter dated August 31, 2009. However, it appears that you still do not discuss your segment’s measure of profit or loss which appears to be, “adjusted operating cash flows,” per page F-49. As such we re-issue our prior comment 16.
Company Response: The Company has made revisions on pages 80 through 85, 87 through 91, 93, 95 through 98, and 100 to include the requested discussion regarding our segments’ measure of profit or loss, “Adjusted Operating Cash Flow”, referred to in this comment.

MSG Sports, page 89
2.	We note your response to comment 17 in our letter dated August 31, 2009. For team personnel transactions which appear to be material, please quantify the various factors that contributed to the large increase. In addition with regard to your insurance recoveries please disclose: the amount of the anticipated recoveries, the amount of the asset recorded for anticipated insurance recoveries, where the asset is located on your balance sheet, and tell us why you believe the recovery is probable.
Company Response:
(a)	For team personnel transactions which appear to be material, please quantify the various factors that contributed to the large increase.
The Company has made revisions on pages 85, 92 and 100 to include the requested disclosure referred to in this comment.
(b)	In addition with regard to your insurance recoveries please disclose: the amount of the anticipated recoveries, the amount of the asset recorded for anticipated insurance recoveries, where the asset is located on your balance sheet, and tell us why you believe the recovery is probable.
The Company has made revisions on pages 85, 92, F-9, F-17 and F-18 to include the requested disclosure referred to in this comment.

With respect to our evaluation of probability, in cases where the Company believes a season-ending or career-ending medical condition is covered by its player disability insurance, the Company reduces the provision related to such medical condition by the full value of the insurance which it believes is probable of collection, present valued in cases where such collection is expected to extend beyond one year. The Company relies on the advice of its teams’ physicians in determining whether the medical condition is season-ending or career-ending, and it relies on its risk management personnel and the leagues’ disability insurance program administrators in determining whether the medical condition is covered by insurance. Based on the information provided by the teams’ physicians and the opinion of the Company’s risk management personnel, along with the input from the leagues’ disability insurance program administrator, the Company believes that the amounts it records as insurance recovery receivable are probable of collection.

As required under the Company’s insurance policies, claims for season–ending and career-ending medical conditions are submitted as games are missed by the player. Claims related to games missed during the 2008-2009 season have been submitted and the Company has received full payment from the insurance company. The remaining portion of the anticipated insurance recoveries relates to a career-ending medical condition and the company will submit claims as games are missed by the player during the 2009-2010 season (the remaining contract period). The Company continues to anticipate full collection of this insurance recovery.
Critical Accounting Policies, page 100
3.	We note your response to our prior comment 19 in our letter dated August 31, 2009. However it appears that your net periodic cost for your pension plans and postretirement benefit plans is material to your net income (loss). In addition such cost could also be material to your net income (loss) in future periods due to the variability in the assumptions. As such, we continue to believe that you should provide a thorough discussion of critical accounting estimates made for your pension and other postretirement benefit plans. Your discussion should include assumptions made, how your determined those assumptions, and any change in assumptions and methodologies for the periods presented.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Company Response: The Company has made revisions on pages 107 through 108 to include the requested critical accounting policy disclosure for the Company’s defined benefit pension and other postretirement benefit plans.
Useful Lives of Finite-Lived Intangible Assets, page 98
4.	We note your response to prior comment 25 in our letter dated August 31, 2009 and your statement that you “estimated that three renewal periods of 10 years were considered likely... the Company applied an expected probability of renewal of 100% for the first 10 years, 90% for the second ten years, and 50% for the third ten years.” Please tell us how you determined 100%, 90%, 50% probabilities and what they were based on. Tell us who you have the affiliation agreements with and their respective history of renewal.
Company Response:
(a)	Please tell us how you determined 100%, 90%, 50% probabilities and what they were based on.
The probabilities of renewal, or the periods during which the expected economic benefits of the existing affiliate relationships are expected to benefit the Company, were estimated at 100%, 90%, and 50% for successive ten-year periods largely based on the historical renewal pattern of the MSG Networks affiliate agreements through the April 2005 time period when the affiliation relationship intangible asset was established. This historical renewal pattern was consistent with our view of anticipated future renewals in April 2005 when the affiliation agreements were evaluated.
First 10-year period: The Company owns three of the professional sports teams whose games are broadcast on the MSG Networks (Knicks, Rangers and Liberty) and in April 2005 it had (and continues to have) long-term telecast rights agreements with other professional sports teams whose games are broadcast on the networks. Per Financial Accounting Standard Board Statement of Financial Accounting Standards No. 141 paragraph B174, “The Board noted that judgment is required in estimating the period and amount of expected cash flows. Those estimates should be consistent with the objective of measuring fair value and, thus, should incorporate assumptions that marketplace participants would use in making estimates of fair value, such as assumptions about future contract renewals and other benefits such as those that might result from acquisition-related synergies. The Board noted that if such information is not available without undue cost and effort, an entity should use its own assumptions.” Given the historical pattern of consistently high renewal levels for the MSG Networks (see our response to the second question in this comment set forth under (b) below), our ownership of the Knicks, Rangers and Liberty and our long-term telecast rights agreements with other professional sports teams, we estimated a probability factor of 100% for the first ten-year period.

Second 10-year period: The second ten-year period was assigned a probability factor of 90%. We believe the historical pattern of consistent high renewal levels for the MSG Networks (see our response to the second question in this comment set forth under (b) below), our ownership of the Knicks, Rangers and Liberty and our long-term telecast rights agreements with other professional sports teams warrant a relatively high probability factor for the second ten-year period. We applied a probability of slightly less than 100% for this period in recognition of unforeseen risks that may develop over time, such as risks relating to competition, other outlets for entertainment “consumption” and technological advances in distribution of media.

Third 10-year period: Finally, the third ten-year period was assigned a probability factor of 50%. While we viewed our affiliate relationships as long-lived assets, we applied a probability of 50% for this period primarily in recognition of unforeseen risks relating to competition, other outlets for entertainment “consumption” and technological advances in distribution of media. A factor of 50% gives recognition to increasing risk over longer periods of time that could adversely impact the affiliate relationships. We do not believe a reasonable basis for continued life beyond this period was available in April 2005 when the affiliation agreements were evaluated.
(b)	Tell us who you have the affiliation agreements with and their respective history of renewal.
The MSG Networks, comprised of MSG and MSG Plus (and its predecessors), have been broadcasting sports content in the New York area since 1969 and 1976, respectively. In

April 2005, excluding affiliates with less than 15,000 subscribers receiving the MSG Networks (which, in the aggregate, represented less than 1% of the MSG Networks’ total subscribers with third party affiliates as of April 2005), the Company had third party affiliation relationships with 12 multichannel video programming distributors (“MVPDs”). A chart listing these 12 MVPDs, the year the affiliation relationship commenced, the number of years the affiliation relationship existed as of April 2005, and whether the affiliation relationship still exists as of the date of this letter is presented below. The information presented below has been prepared by the Company based on available business records and on the knowledge of its employees.

	Year
	affiliate	Number of	Affiliate
Multichannel Video Programming	relationship	years at	Relationship
Distributors (MVPDS)	commenced	April 2005	Still Exists
ADELPHIA	1986[1]	19[1]	[1]
BLUE RIDGE COMMUNICATIONS	1985	20	Yes
CHARTER COMMUNICATIONS	1995[2]	10[2]	Yes
COMCAST	>20 years	>20	Yes
DIRECTV	1995[3]	10	Yes
ECHOSTAR	1997[3]	8	Yes
MID-HUDSON CABLEVISION	1985	20	Yes
PATRIOT	2003[4]	2[4]	[4]
RCN	1997	8	Yes
SERVICE ELECTRIC CABLE TV — NJ	1990	15	Yes
SUSCOM CABLE TV OF NJ	2004[5]	1[5]	[5]
TIME WARNER CABLE	>20 years	>20	Yes

[1]	Time Warner Cable and Comcast acquired the Adelphia cable systems in 2006, and thus, the Company’s relationship with these systems continues today. The Company’s relationship with these cable systems dates back as early as 1985 with predecessor entities/owners.

[2]	The Company’s relationship with these cable systems dates back as early as 1985 with predecessor entities/owners.

[3]	DirectTV and EchoStar are direct broadcast satellite (DBS) operators and the Company’s affiliation relationship commenced approximately the same as time these operators initiated their direct to home broadcast satellite services.

[4]	The Company’s relationship with this cable system dates back as early as 1988 with predecessor entities/owners. This system was acquired by Comcast in 2007, and thus, the Company’s relationship with this system continues today.

[5]	The Company’s relationship with this system dates back as early as 1988 with predecessor entities/owners. This cable system was acquired by Comcast in 2006, and thus, the Company’s relationship with this system continues today.
The Company has successfully renewed substantially all of its affiliation agreements with the affiliates in the table above numerous times over the life of such affiliate relationships.

The chart above excludes Cablevision, which was the Company’s parent in April 2005, and was not included in the basis of the calculation of the affiliation relationship intangible asset when it was established in April 2005.

As evidenced by the chart above, the Company has enjoyed long-term affiliation relationships of varying lengths with such affiliates, with several of these relationships dating back approximately 20 years or longer at April 2005. As noted in (a) above, given the historical pattern of consistently high renewal levels, the Company’s ownership of professional sports teams whose games are broadcast on the MSG Networks (Knicks, Rangers and Liberty), and long-term telecast rights agreements with other professional sports teams whose games are broadcast on the networks, a 24-year useful life for its affiliation relationships at April 2005 was justifiable and appropriate.
Share-Based Compensation, page F-11
5.	We note your response to our prior comment thirty. However, your share-based compensation expense appears to be material to your net income (loss) for stock options, stock appreciation rights, and restricted shares; as such we are re-issuing our prior comment thirty. Please note that paragraph 64 and A240-A241 of SFAS 123R indicate the minimum information needed to achieve disclosure objectives.
Company Response: The Company has incorporated the Staff’s suggested revisions on page F-11 to revise the Company’s Share-Based Compensation accounting policy under Note 2 – Summary of Significant Accounting Policies and added a new Note 12 – Equity Plans starting on page F-28.

Please note that, in addition to the changes discussed above, the Company has made several other changes to the Form 10, which are reflected in the marked copies of the Information Statement filed as Exhibit 99.1 to the Amendment No. 2 to the Form 10, and has filed Exhibits 10.7 through 10.11 to the Form 10.
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In responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the enclosed materials, please call the undersigned at (212) 465-5930.

Very truly yours,
/s/ Robert M. Pollichino
Robert M. Pollichino
Executive Vice President and Chief Financial Officer

cc:	Scott Hodgdon Inessa Kessman Dean Suehiro (Securities and Exchange Commission)

Hank J. Ratner (President and Chief Executive Officer)

Lucinda Treat (Executive Vice President and General Counsel)

John P. Mead (Sullivan & Cromwell LLP)

Aldo Damiano (KPMG LLP)